Exhibit 99.1

Amdocs to Acquire Vubiquity to Further Expand into the

Media & Entertainment Business

Deal catapults leading software and services provider into premium content delivery for the benefit of customers and end users worldwide

ST. LOUIS — Jan. 30, 2018 — Amdocs (NASDAQ: DOX), a leading provider of solutions to communications and media companies, today announced it has entered into a definitive agreement to acquire Vubiquity, a leading provider of premium content services and technology solutions, subject to customary closing conditions. The two companies are excited about the acquisition with the increased capacity to now deliver enhanced digital content capabilities for network operators, video distributors, OTT companies, content owners and content producers.

The combination of Vubiquity’s expertise across the content ecosystem and Amdocs’ proven, scalable solutions enables customers to quickly improve entertainment offerings and maximize revenues while gaining increased customer insights from content consumption. The company is now uniquely positioned to deliver a set of comprehensive content offerings so customers can redirect operations, enable large libraries for global distribution, and efficiently monetize their content offerings. With Vubiquity, Amdocs will enhance its capabilities to deliver an enriched customer experience, including end-to-end solutions, for rapid deployment of new communications and media services worldwide. Please see a short video highlighting our capabilities https://www.amdocs.com/vubiquity

“This acquisition uniquely positions Amdocs at the center of increased convergence across the content community and video distributors including major OTT providers,” said Eli Gelman, Amdocs President and CEO. “Our joint offerings address the media and entertainment industry’s challenge in balancing the incredible growth of content and the many ways to consume content with making programming easier, faster to deliver and ultimately watch, while also delivering profits.”

“Vubiquity has successfully been connecting content owners and distributors across many diverse platforms and evolving business models at the core of its support to the media community,” said Vubiquity CEO Darcy Antonellis, who will, upon completion of the deal, be joining Amdocs as head of the Amdocs Media Division. “Our capabilities, coupled with Amdocs’ global scale and rich set of complementary solutions around monetization, analytics and personalized customer experience will be truly unique, allowing us to deliver to a larger set of customers while solving key industry challenges. This includes helping video distributors deliver additional profitable offerings, as well as enabling content owners to focus on content creation and maximizing licensing revenues.”

Content has become the cornerstone of a consumers’ connectivity experience and remains fundamental to the integrated service provider’s business. Amdocs and Vubiquity can deliver unparalleled cloud solutions using a modern modular micro-services architecture across all aspects of delivery and user experience, including video acquisition, processing, consumer engagement and monetization.

Vubiquity is a trusted industry player, based in Los Angeles with the experience of working with over 600 leading film studios, television networks, and independent producers. Vubiquity has a large international footprint in 121 countries and 80 languages and manages a 150,000+ asset library, providing superior quality and high volumes of assets for predictable day and date delivery. These capabilities are of increasing importance to Amdocs’ 350+ communication and media service provider partners. Amdocs will showcase its media and entertainment solutions next month at its booth at Mobile World Congress in Barcelona.

The impact of the acquisition on Amdocs’ diluted non-GAAP earnings per share is expected to be neutral in fiscal year 2018, and accretive thereafter. The impact on diluted GAAP EPS will not be known until after Amdocs completes the purchase price allocation. Amdocs expects to incur acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs. The Boards of Directors of Vubiquity and Amdocs have approved the transaction for approximately $224 million in cash which, subject to the satisfaction of the conditions to closing, is expected to be completed before the end of Q2 of FY2018.

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017. For more information, visit Amdocs at www.amdocs.com.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017.

Media Contacts:

Linda Horiuchi

Amdocs Public Relations

Tel: +1 (201) 631-6810

E-mail: linda.horiuchi@amdocs.com

Jennifer Headley

Hotwire PR for Amdocs

Tel: +1 212 897-2156

E-Mail: jennifer.headley@hotwirepr.com or AmdocsUS@hotwirepr.com